Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276130

Prospectus Supplement No. 6

(To Prospectus dated July 24, 2025)

Primary Offering of

Up to 1,150,000 Shares of Common Stock

Secondary Offering of

Up to 2,815,256 Shares of Common Stock

This prospectus supplement updates, amends and supplements the prospectus dated July 24, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-276130). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information contained in the Prospectus with the information from our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

Effective at 12:01 a.m. Eastern Time on September 29, 2026, the Company amended its Third Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-10 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share information in this prospectus supplement have been adjusted to give effect to the Reverse Split.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 16 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 29, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 26, 2026

ONEMEDNET CORPORATION

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40386	86-2076743
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6385 Old Shady Oak Road, Suite 250

Eden Prairie, MN 55344

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: 800-918-7189

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	ONMD	The Nasdaq Stock Market LLC

Redeemable Warrants, each lot of 10 warrants is exercisable for one share of Common Stock at an exercise price of $115.00 per share	ONMDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03.	Material Modification to the Rights of Security Holders.

The information set forth in Item 5.03 below is incorporated by reference herein.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On September 26, 2026, as approved by the stockholders of OneMedNet Corporation (the “Company”) on September 18, 2026, the Company filed a Certificate of Amendment (the “Amendment”) to its Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-10 reverse stock split (the “Reverse Stock Split”) of the Company’s issued and outstanding common stock, $0.0001 par value per share (the “Common Stock”), to be effective as of 12:01 a.m. Eastern Time on September 29, 2026 (the “Effective Time”). The Reverse Stock Split is intended to bring the Company into compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market.

At the Effective Time, every 10 shares of issued and outstanding Common Stock will be automatically combined and reclassified into one issued and outstanding share of Common Stock. No fractional shares will be issued in connection with the Reverse Stock Split. Any fractional shares of Common Stock resulting from the Reverse Stock Split will be rounded up to the nearest whole share.

The Reverse Stock Split does not change the authorized number of shares or the par value of the Common Stock nor modify any voting rights of the Common Stock. Proportionate adjustments will be made to all outstanding equity awards, warrants or convertible securities. The Reverse Stock Split will proportionately adjust the number of shares available under the Company’s equity incentive plans and the exercise price and number of shares underlying outstanding restricted stock units, warrants, and other equity awards, in each case in accordance with their terms.

The Reverse Split will reduce the number of shares of outstanding Common Stock from approximately 60,125,902 shares, the number of shares outstanding as of September 27, 2026, to approximately 6,012,591 shares of Common Stock. The Reverse Stock Split will also proportionately adjust the number of shares available under the Company’s equity incentive plans and the exercise price and number of shares underlying outstanding restricted stock units, warrants, and other equity instruments, in each case in accordance with their terms.

Following the Reverse Stock Split, the shares of Common Stock will continue to trade on The Nasdaq Capital Market under the symbol “ONMD”. The new CUSIP number for the Common Stock following the Reverse Stock Split will be 68270C 202.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by the full text of the Amendment, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

On September 25, 2026, the Company issued a press release announcing the Reverse Stock Split. A copy of the press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
3.1	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of OneMedNet Corporation.
99.1	Press Release dated September 25, 2026.
104	Cover Page Interactive Data File (embedded as Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OneMedNet CORPORATION

Date: September 29, 2026	By:	/s/ Aaron Green
	Name:	Aaron Green
	Title:	Chief Executive Officer

Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
ONEMEDNET CORPORATION

OneMedNet Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: The name of the corporation is OneMedNet Corporation. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 8, 2021, was amended and restated on March 8, 2021 by the First Amended and Restated Certificate, and was amended and restated on April 6, 2021 by the Second Amended and Restated Certificate, which Second Amended and Restated Certificate was further amended by the First Amendment to the Second Amended and Restated Certificate on November 14, 2022 and the Second Amendment to the Second Amended and Restated Certificate on August 11, 2023, and was amended and restated on November 7, 2023 by the Third Amended and Restated Certificate (as so amended, the “Third Amended and Restated Certificate of Incorporation”).

SECOND: Section 4.1 of Article IV of the Third Amended and Restated Certificate of Incorporation is hereby amended by adding the following paragraphs as new paragraphs second and third to Section 4.1:

“Contingent and effective as of 12:01 a.m. Eastern time on September 29, 2026 (the “Effective Time”), each ten (10) shares of the Corporation’s Common Stock, par value $0.0001 per share (the “Common Stock”), issued and outstanding prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.0001 per share, of the Corporation (the “Reverse Split”). Notwithstanding the immediately preceding sentence, no fractional shares will be issued in connection with the Reverse Split. Stockholders of record who otherwise would be entitled to receive fractional shares, will be entitled to rounding up of their fractional share to the nearest whole share. No stockholders will receive cash in lieu of fractional shares.

The Reverse Split shall occur automatically without any further action by the holders of Common Stock, and whether or not the certificates representing such shares have been surrendered to the Corporation; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable as a result of the Reverse Split unless the existing certificates evidencing the applicable shares of stock prior to the Reverse Split are either delivered to the Corporation, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed, and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

THIRD: The foregoing amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: This Certificate of Amendment so adopted (i) shall be effective as of 12:01 a.m. Eastern time on September 29, 2026, (ii) reads in full as set forth above and (iii) is hereby incorporated into the Third Amended and Restated Certificate of Incorporation by this reference. All other provisions of the Third Amended and Restated Certificate of Incorporation remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of this 25th day of September, 2026.

ONEMEDNET CORPORATION

By:	/s/ Aaron Green
Aaron Green
Chief Executive Officer

Exhibit 99.1

OneMedNet Corporation Announces 1-for-10 Reverse Stock Split

MINNEAPOLIS, Minn.– September 25, 2026– OneMedNet Corporation (Nasdaq: ONMD) (the “Company,” “we,” or “our”), a leading provider of first-party (direct-from-source) regulatory decision-grade, AI-driven Real-World Data (RWD), today announced that it will implement a 1-for-10 reverse stock split of its issued and outstanding shares of common stock (the “Reverse Stock Split”), effective at 12:01 a.m. Eastern Time on September 29, 2026. The Reverse Stock Split was approved by the Company’s stockholders at its Annual Meeting of Stockholders held on September 18, 2026, with the final ratio, within the range approved by stockholders, subsequently determined by the Company’s board of directors. The Reverse Stock Split is intended to bring the Company into compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market, and to broaden investor interest.

 The Company’s common stock is expected to begin trading on a split-adjusted basis when the markets open on September 29, 2026 under the Company’s existing trading symbol “ONMD” with the new CUSIP number 68270C 202.

At the effective time of the Reverse Stock Split, every ten (10) shares of the Company’s issued and outstanding common stock will be automatically combined and converted into one issued and outstanding share of common stock without any change in the par value per share. The Reverse Split will reduce the number of shares of outstanding common stock from approximately 59,286,450 shares, the number of shares outstanding as of September 24, 2026, to approximately 5,928,645 shares of common stock. The total authorized number of shares will not be reduced. The Reverse Stock Split will also proportionately adjust the number of shares available under the Company’s equity incentive plans and the exercise price and number of shares underlying outstanding restricted stock units, warrants, and other equity instruments, in each case in accordance with their terms.

No fractional shares will be issued in connection with the Reverse Stock Split. Any fractional shares of common stock resulting from the Reverse Stock Split will be rounded up to the nearest whole share. The Reverse Stock Split will affect all stockholders uniformly and will not alter any stockholder’s relative interest in the Company’s equity securities, except for any adjustments for fractional shares.

Continental Stock Transfer & Trust Company is acting as the exchange agent and transfer agent for the Reverse Stock Split. Stockholders holding their shares electronically are not required to take any action to receive post-split shares. Stockholders owning shares through a bank, broker or other nominee will have their positions adjusted to reflect the Reverse Stock Split, subject to such broker’s particular processes.

About OneMedNet Corporation

OneMedNet Corporation is revolutionizing Real-World Data (RWD) through its iRWD™ platform, delivering regulatory decision-grade, AI-ready datasets that include de-identified medical imaging alongside comprehensive clinical records. With a network spanning more than 2,300 sites and encompassing over 90 million patient journeys and 270 million studies, OneMedNet serves life sciences companies, medical device manufacturers, AI developers, and other innovators seeking high-quality, compliant healthcare data. The Company’s platform is powered by Palantir Foundry and supports applications ranging from drug development and regulatory submissions to foundational AI model training.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this press release are forward-looking statements. Forward-looking statements may describe our future plans and expectations and are based on the current beliefs, expectations and assumptions of the Company. These statements generally use terms such as “believe,” “expect,” “may,” “will,” “should,” “could,” “seek,” “intend,” “plan,” “estimate,” “anticipate” or similar terms. Examples of forward-looking statements in this press release include but are not limited to statements about the timing and implementation of the Reverse Stock Split and the commencement of trading of the Company’s post-split common stock, the impact of the Reverse Stock Split on the Company’s securityholders, the potential for the Company to regain compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market and the expected number of shares of common stock to be issued and outstanding following the Reverse Stock Split.

We urge you to consider those factors, and the other risks and uncertainties described in our most recent Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”), any subsequently filed quarterly reports on Form 10-Q as well as in other documents that may have been subsequently filed by the Company, from time to time, with the SEC, in evaluating our forward-looking statements. In addition, any forward-looking statements represent the Company’ views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. The Company does not assume any obligation to update any forward-looking statements unless required by law.

OneMedNet Contacts:

Michael Wong, VP Marketing

Email: michael.wong@onemednet.com

SOURCE: ONEMEDNET CORPORATION